

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2023

Jonathan Neill
Interim Chief Executive Officer
Emerging Markets Horizon Corp.
8th Floor, Berkeley Square House, Berkeley Square
London, United Kingdom W1J 6DB

Re: Emerging Markets Horizon Corp.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed September 12, 2022
File No. 001-41136

Dear Jonathan Neill :

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction